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W. Thomas Conner Direct Phone: +1 202 414 9208 Email: tconner@reedsmith.com

April 13, 2016

VIA EDGAR SUBMISSION

Brian Hough Division of Corporate Finance U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Teucrium Commodity Trust – Teucrium Corn Fund
Registration Statement on Form S-1
File No. 333-210010

Dear Mr. Hough:

On behalf of the registrant, Teucrium Commodity Trust (the “Registrant”), and its series, the Teucrium Corn Fund (the “Fund”), we are responding to the Staff’s oral comments we received April 1, 2016, in regards to the above-referenced registration statement (the Registration Statement”).

For convenience, each comment is restated below, with the response immediately following. To the extent responses herein reflect revised or additional disclosure, such disclosure is included in Pre-Effective Amendment No. 1 filed herewith on EDGAR. All capitalized terms not defined herein have the meaning assigned to them in the Prospectus.

Comments

Incorporation by Reference of Certain Information, page 89:

(1) The information that the registration statement attempted to incorporate by reference was not incorporated properly; among other things, the 10-K has to be listed as one of the items that is specifically incorporated by reference.

Response: The “Incorporation by Reference of Certain Information” section of the Registration Statement has been revised to incorporate the specific documents as required; the initial Registration Statement inadvertently omitted a notation that the list of specific documents was “to be provided by subsequent amendment.”

ABU DHABI ♦ ATHENS ♦ BEIJING ♦ CENTURY CITY ♦ CHICAGO ♦ DUBAI ♦ FRANKFURT ♦ HONG KONG ♦ HOUSTON ♦ KAZAKHSTAN ♦ LONDON ♦ LOS ANGELES ♦ MUNICH ♦ NEW YORK ♦ NORTHERN VIRGINIA PARIS ♦ PHILADELPHIA ♦ PITTSBURGH ♦ PRINCETON ♦RICHMOND ♦ SAN FRANCISCO ♦ SHANGHAI ♦ SILICON VALLEY ♦ SINGAPORE ♦ WASHINGTON, D.C. ♦ WILMINGTON

Brian Hough April 13, 2016 Page 2

Item 9A of Form 10-K

(2) In November of the past year, the Accounting Staff gave a verbal comment to the Chief Financial Officer of the Registrant that Item 9A of Form 10-K should include a statement that the certification applies to each series of shares of the Trust. The Registrant included this statement in the certification filed with its Form 10-Q, but omitted it from the Form 10-K filed for the fiscal year ended December 31, 2015. The staff reminds the Registrant that it must include this statement in future Form 10-K filings.

Response: The Registrant will include the referenced statement in future Form 10-K filings.

If you have any questions on the foregoing, please do not hesitate to contact me at (202) 414-9208 or Peggy Heminger at (412) 288-7204.

Very truly yours,

/s/ W. Thomas Conner

W. Thomas Conner

WC/gp

cc:	Barbara Riker
Peggy Heminger